# GENTING BERHAD

(Incorporated in Malaysia under Company No. 7916-A)

Wisma Genting, 28 Jalan Sultan Ismail, 50250 Kuala Lumpur. P.O. Box 10937, 50930 Kuala Lumpur, Malaysia.
Tel: 03-2178 2288, 2333 2288 Fax: 03-2161 5304 Telex: MA 30022.

2 December 2008

[redacted]

09045026

Securities & Exchange Commission
Division of Corporate Finance
Room 3094 (3-G)
450 Fifth Street, N.W.
Washington, D.C. 20549
United States of America

PROCESSED
JAN 12 2009
THOMSON REUTERS

BY FAX # 001-202-772-9207

SUPPL

Dear Sirs,

**GENTING BERHAD**
**EXEMPTION NO. 82-4962**

We enclose a copy each of the following announcements by the Company for filing pursuant to exemption no. 82-4962 granted to the Company under Rule 12g3-2(b) of the Securities Exchange Act of 1934:

(1) Disposal of Genting Retail Concepts Limited, a wholly-owned subsidiary of the Company.

(2) Notice of Shares Buy Back.

Yours faithfully
**GENTING BERHAD**

**WILLIAM CHUA**
***Assistant Secretary***

Encs...
\\GB\SYS\USERS\SEC\ANNA\Letters\ADR.doc

BURSA MALAYSIA

Exemption No. 82-4962

## General Announcement

Initiated by GENTING - COMMON on 01/12/2008 05:25:54 PM
Ownership transfer to GENTING on 01/12/2008 05:27:05 PM
Submitted by GENTING on 01/12/2008 06:19:26 PM
Reference No G-C-081201-3CF6B
Form Version V3.0

**Submitted**

Company Information

Main Board/ Second Board Company

New Announcement

| | |
|---|---|
| **Submitting Investment Bank/Advisor (if applicable)** | |
| **Submitting Secretarial Firm (if applicable)** | |
| *** Company name** | GENTING BERHAD |
| *** Stock name** | GENTING |
| *** Stock code** | 3182 |
| *** Contact person** | MS LOH BEE HONG |
| *** Designation** | COMPANY SECRETARY |
| *** Contact number** | 03-23336120 |
| **E-mail address** | elaine.loh@genting.com |

| | |
|---|---|
| **Type *** | **Announcement** |
| **Subject *:** | DISPOSAL OF GENTING RETAIL CONCEPTS LIMITED, A WHOLLY-OWNED SUBSIDIARY OF THE COMPANY |

**Note: If the announcement is a long announcement, please summarize the announcement in the contents and enter the details of the announcement in the Announcement Details or attached the full details of the announcement as attachment.**

Contents *:-
*(This field is to be used for the summary of the announcement)*
Genting Berhad ("Genting" or the "Company") wishes to inform that the Company has on 1 December 2008 disposed of its entire equity interest in Genting Retail Concepts Limited ("GRCL") comprising 1 ordinary share of USD1/- to Resorts World Limited ("RWL"), an indirect wholly-owned subsidiary of Resorts World Bhd ("RWB"), a company which is 48.24% owned by the Company for a cash consideration of USD1/- ("Disposal").

GRCL was incorporated on 23 September 2008 as an investment holding company and its sole wholly-owned subsidiary, VendWorld LLC was incorporated on 6 October 2008 with a paid-up capital of USD1/- for investment purposes. Both GRCL and VendWorld LLC have not commenced business since the date of their incorporation.

The Disposal has no impact on the net assets and earnings per share of the Genting Group for the financial year ending 31 December 2008.

Other than as disclosed below, none of the Directors, major shareholders of the Company and/or persons connected with them has any interest, direct or indirect in the Disposal:

a) The Chairman and Chief Executive, Tan Sri Lim Kok Thay is also the Chairman and Chief Executive, shareholder and share option holder of RWB and a Director of RWL.

b) The Deputy Chairman, Tun Mohammed Hanif bin Omar is also the Deputy Chairman, shareholder and share option holder of RWB.

c) Tan Sri Mohd Amin bin Osman is also a shareholder of RWB.

Exemption No. 82-4962

d) Mr Quah Chek Tin is also an Independent Non-Executive Director and a shareholder of RWB.

e) Tan Sri Dr. Lin See Yan is also an Independent Non-Executive Director and a shareholder of RWB.

Yours faithfully
GENTING BERHAD

LOH BEE HONG
COMPANY SECRETARY

**Announcement Details :-**
*(This field is for the details of the announcement, if applicable)*

**Attachment(s):- (please attach the attachments here)**
- No Attachement Found -

**Tables Section - This section is to be used to create and insert tables. Please make the appropriate reference to the table(s) in the Contents of the Announcement:**

Exemption No. 82-4962

BURSA MALAYSIA

## Notice of Shares Buy Back - Immediate Announcement

**Submitted**

Initiated by GENTING - COMMON on 01/12/2008 05:57:59 PM
Ownership transfer to GENTING on 01/12/2008 05:58:31 PM
Submitted by GENTING on 01/12/2008 06:22:29 PM
Reference No G-C-081201-6BF7B
Form Version V3.0

**Company Information**

Main Board/Second Board Company

New Announcement

| | |
|---|---|
| **Submitting Investment Bank/Advisor (if applicable)** | |
| **Submitting Secretarial Firm (if applicable)** | |
| *** Company name** | GENTING BERHAD |
| *** Stock name** | GENTING |
| *** Stock code** | 3182 |
| *** Contact person** | MS LOH BEE HONG |
| *** Designation** | COMPANY SECRETARY |
| *** Contact number** | 03-2333 6121 |
| **E-mail address** | elaine.loh@genting.com |

**Part A : To be filled by Public Listed Company**

| | |
|---|---|
| **Date of buy back *** | 01/12/2008 |
| **Description of shares purchased *** | Ordinary Shares of RM0.10 each |
| **Total number of shares purchased (units) *** | 1,506,900 |
| **Minimum price paid for each share purchased (RM) *** | 3.840 |
| **Maximum price paid for each share purchased (RM) *** | 3.920 |
| **Total consideration paid (RM)** | 5,881,533.38 |
| **Number of shares purchased retained in treasury (units)** | 1,506,900 |
| **Number of shares purchased which are proposed to be cancelled (units)** | 0 |
| **Cumulative net outstanding treasury shares as at to-date (units)** | 6,257,900 |
| **Adjusted issued capital after cancellation (no. of shares) (units)** | |
| **Remarks** | |



END